Filed pursuant to Rule 424(b)(3)
Registration File No. 333-163368

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 24, 2010)

Harrah’s Operating Company, Inc.

$22,206,000 10.00% Second-Priority Senior Secured Notes due 2015

$31,765,000 10.00% Second-Priority Senior Secured Notes due 2018

$291,146,000 10.00% Second-Priority Senior Secured Notes due 2018

$398,894,000 5.625% Senior Notes due 2015

$224,520,000 6.50% Senior Notes due 2016

$335,561,000 5.75% Senior Notes due 2017

This is supplement No. 1 to Harrah’s Operating Company, Inc’s prospectus dated May 24, 2010. The prospectus relates to each of the several series of notes issued by Harrah’s Operating Company, Inc. listed above (the “Notes”) that previously have been registered with the Commission. Each series of Securities has been registered under the Act on the registration statement bearing the following File No.: 333-163368.

Recent Developments

We have attached to this prospectus supplement the Current Report on Form 8-K of Harrah’s Entertainment, Inc. filed on June 4, 2010. The attached information updates and supplements, and should be read together with, Harrah’s Operating Company, Inc.’s prospectus dated May 24, 2010, as supplemented from time to time.

See “Risk Factors” beginning on page 24 of the prospectus for a discussion of certain risks you should consider before making an investment decision in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The prospectus covers resales by holders of the Notes listed in the prospectus. We will not receive any of the proceeds of these sales.

The date of this prospectus supplement is June 10, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

June 3, 2010

Date of Report (Date of earliest event reported)

Harrah’s Entertainment, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-10410	62-1411755
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of principal executive offices) (Zip Code)

(702) 407-6000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01	Regulation FD Disclosure

On June 3, 2010, Harrah’s Entertainment, Inc. (the “Registrant”) issued a press release announcing certain transactions with Paulson & Co. Inc and certain affiliates of each of Apollo Management VI, L.P. and TPG Capital, L.P. The press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

The Registrant is furnishing the information in this Current Report on Form 8-K and the exhibit attached hereto as Exhibit 99.1 under Item 7.01 of Form 8-K to comply with Regulation FD. Such information and exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any of the Registrant’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Text of press release, dated June 3, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRAH’S ENTERTAINMENT, INC.

Date: June 4, 2010	By:	/s/ MICHAEL D. COHEN
Michael D. Cohen Vice President, Associate General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Document Description
99.1	Text of press release, dated June 3, 2010.

Exhibit 99.1

Contact:	Jacqueline Peterson—Media	Eric Hession—Investors
	Harrah’s Entertainment, Inc.	Harrah’s Entertainment, Inc.
	702 494 4829	702.407.6446
	japeterson@harrahs.com	ehession@harrahs.com

HARRAH’S ENTERTAINMENT ANNOUNCES SIGNIFICANT INVESTMENT BY APOLLO MANAGEMENT,

TPG CAPITAL AND PAULSON & CO. INC.

$557 Million Proceeds Raised to be Used for Balance Sheet Optimization and Strategic Investments in the Business

LAS VEGAS – June 3, 2010 – Harrah’s Entertainment, Inc. (“Harrah’s”) announced today that it has entered into definitive agreements with certain affiliates of each of Apollo Management VI, L.P. and TPG Capital, L.P. (the “Sponsors”) and Paulson & Co. Inc., on behalf of investment funds and accounts managed by it (“Paulson”), to exchange $1,118 million face amount of debt at a specified exchange ratio for up to approximately 15.6% of the common equity of Harrah’s. In addition, through this transaction, Harrah’s will raise $557 million of cash proceeds, which the Company intends to use for general corporate purposes, including further balance sheet optimization and strategic investments. Upon closing of the transaction, Harrah’s will have approximately $3 billion in available liquidity, including $1.5 billion in cash on hand and amounts undrawn under Harrah’s revolving credit facility, and upon the closing of the previously announced amendments to Harrah’s CMBS loans, no significant debt maturities until 2015.

Gary Loveman, Chairman of the Board, Chief Executive Officer and President of Harrah’s, said of the above transactions: “This is an important transaction for Harrah’s Entertainment for a number of strategic reasons. We are raising capital for emerging domestic and international growth opportunities, and upon closing of the exchange, will reduce our debt and lower our interest expense. The investment from Paulson, an independent third party and a large, sophisticated investor, reflects the strong and resilient performance of our company, particularly as we emerge from a difficult economic climate, and the encouraging prospects for our future. We also are gratified by the confidence in Harrah’s demonstrated by our sponsors, Apollo and TPG.”

The agreements specifically provide as follows:

•

As part of the transactions, Paulson and the Sponsors agreed to purchase approximately $835 million of 5.625% Senior Notes due 2015, 6.5% Senior Notes due 2016 and 5.75% Senior Notes due 2017 (collectively, “Notes”) in each case issued by Harrah’s Operating Company, Inc. (“Harrah’s Operating”), a subsidiary of Harrah’s, from another subsidiary of Harrah’s, Harrah’s BC, Inc. (“HBC”), for aggregate consideration of approximately $557 million. Of this amount, Paulson will purchase approximately $532 million of Notes and the Sponsors will purchase approximately $303 million of Notes.

•	Paulson has agreed to exchange approximately $710 million of Notes in a private exchange for equity in Harrah’s (the “Exchange”).

•

The Sponsors, who are the existing controlling stockholders of Harrah’s, have agreed to exchange approximately $408 million of Notes for Harrah’s equity on the same terms and conditions as Paulson in the Exchange.

•

Following receipt of required regulatory approvals and prior to the Exchange, Harrah’s will register Paulson’s shares of newly-authorized voting common stock with the Securities and Exchange Commission so that Paulson will receive registered voting common stock in the Exchange. Voting common stock issuable to the Sponsors will not be registered.

•

No board seat or other governance rights will be afforded to Paulson in connection with this investment, and the Sponsors will continue to exercise control over Harrah’s following completion of these transactions.

Any Notes exchanged for equity in the Exchange will be held by HBC and will remain outstanding for purposes of Harrah’s Operating, which will continue to pay interest to HBC on such Notes.

Closing of the Exchange would be subject to certain conditions, including the receipt of required approvals from applicable gaming and other regulatory authorities, and there can be no assurance that such conditions will be satisfied. It is anticipated that closing of the purchase and sale of additional Notes will occur promptly following the date hereof, with closing of the Exchange to occur during the fourth quarter of 2010 or the first quarter of 2011. Harrah’s shall continue to evaluate further debt repurchases, for cash, stock, or debt consideration or any combination thereof, subject to market and various other conditions.

The Harrah’s board of directors has received a written opinion from a nationally recognized investment banking firm as to the fairness, from a financial point of view and as of June 2, 2010, to Harrah’s of the specified exchange ratio provided for in the Exchange. The opinion was provided solely for the use and benefit of the Harrah’s board of directors (solely in its capacity as such) in its evaluation of the exchange ratio from a financial point of view and was subject to various assumptions, qualifications and limitations on the review undertaken. The opinion does not constitute a recommendation to any person with respect to any investment decision or otherwise.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Harrah’s Entertainment

Harrah’s Entertainment, Inc. is the world’s largest provider of branded casino entertainment. Since its beginning in Reno, Nevada, more than 70 years ago, Harrah’s has grown through development of new properties, expansions and acquisitions, and now operates casinos on four continents. The company’s properties operate primarily under the Harrah’s®, Caesars® and Horseshoe® brand names; Harrah’s also owns the World Series of Poker® and a majority interest in the London Clubs International family of casinos. Harrah’s Entertainment is focused on building loyalty and value with its customers through a unique combination of great service, excellent products, unsurpassed distribution, operational excellence and technology leadership. Harrah’s is committed to environmental sustainability and energy conservation and recognizes the importance of being a responsible steward of the environment. For more information, please visit www.harrahs.com.

This release includes “forward-looking statements.” You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, new projects, strategies, future performance, the outcomes of contingencies and future financial results of Harrah’s. These forward-looking statements are based on current expectations and projections about future events. The proposed exchange is subject to a number of conditions, including receipt of approval from the applicable gaming authorities, and there can be no assurance whether such exchange will be completed on the terms discussed above or at all.

Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance of Harrah’s may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, factors described from time to time in our reports filed with the Securities and Exchange Commission (including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein), including but not limited to the following: the impact of our substantial indebtedness; the effect of local and national economic, credit and capital market conditions on the economy in general, and on the gaming and hotel industry in particular; construction factors, including delays, increased costs for labor and materials, availability of labor and materials, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties; our ability to timely and cost effectively integrate companies that we acquire into our operations; access to available and reasonable financing on a timely basis; changes in laws, including increased tax rates, smoking bans, regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same-store or hotel sales; our ability to recoup costs of capital investments through higher revenues; acts of war, terrorist incidents, severe weather or natural disasters; access to insurance on reasonable terms for our assets; abnormal gaming holds; the potential difficulties in employee retention and recruitment as a result of our substantial indebtedness and the recent downturn in the gaming and hotel industries; and the effects of competition, including locations of competitors and operating and market competition.

Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Harrah’s does not undertake any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.